

January 8, 2013

Via E-mail
Mr. Donald C. Supcoe
Executive Vice President & General Counsel
Energy Corp of America
501 56th Street South East
Charleston, West Virginia 25304

> **Re: ECA Marcellus Trust I**
> **Energy Corp of America**
>
> **Registration Statement on Form S-3**
> **Filed December 12, 2012**
> **File No. 333-185396-01, 333-185396**
>
> **Registration Statement on Form S-4**
> **Filed December 12, 2012**
> **File No. 333-185397, 333-185397-01**

Dear Mr. Wilhelm:

We have limited our review of your registration statements to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statements and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statements and the information you provide in response to these comments, we may have additional comments.

General

1.   Please be advised that we will not be able to accelerate the effectiveness of your registration statements until you have cleared all comments, including comments on your registration statement on Form S-4 from our letter dated December 21, 2012.

Registration Statement on Form S-3

General

2.   We note the following:

- The sponsor, Energy Corporation of America (ECA), transferred the royalty interests to ECA Marcellus Trust on June 30, 2010, the date that the Form S-1 for the trust's IPO was declared effective;

- You incorporate by reference to your Annual Report on Form 10-K for fiscal year ended December 31, 2011 so that there are fewer than three full years of audited financial statements for the trust in the registration statement on Form S-3; and

- The trust's initial Form S-1 included the financial statements of the underlying properties (related to the royalty interests transferred to the trust by the sponsor) for the three years ended June 30, 2009 (audited) and the nine months ended March 31, 2010 and 2009 (unaudited).

In light of this information, please provide us with your analysis of whether the trust should include in this Form S-3 the financial statements of the underlying properties until such time as there are, in the aggregate, three full years of audited financial statements for the trust and the underlying properties. In addition, please provide us with your analysis of this same issue as concerns the trust's annual reports on Form 10-K.

Finally, if you were to provide the financial statements of the underlying properties, as discussed above, please also provide us your analysis of whether they should:

- only be provided for the same audited and unaudited periods included in the IPO;

- be updated through the quarter ended prior to the date the royalty interests were transferred to the trust; or

- be updated on an audited basis through the date the royalty interests in those properties were transferred to the trust, similar to the financial statement requirements for a predecessor.

Exhibits

Exhibit 5.1

3.   Please obtain and file a new opinion that addresses the following:

- Opine on the due authorization and execution of the documents by ECA, in addition to the due incorporation and valid existence of ECA.

- Revise to clarify that the assumptions listed as (iv) and (v) do not apply to the Trust as "each of the parties to the documents."

- Consider whether in paragraph 2, subject to paragraph 3, your counsel appropriately opines as to the non-assessibility of the trust units. Refer to Section II.B.1.b of Legality and Tax Opinions in Registered Offerings, Staff Legal Bulletin No. 19 (October 14, 2011).

Registration Statement on Form S-4

Exhibit 5.1

4. Please address the concerns raised by comment 4 of this letter with respect to the legal opinion filed with the Form S-4.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Caroline Kim, Attorney Advisor, at (202) 551-3878 or, in her absence, the undersigned at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

CC: David Palmer Oelman
Vinson & Elkins LLP

Michael Ulrich, Trustee
The Bank of New York Mellon Trust Company, NA